Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

December 20, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Registration Statement on Form F-4
Submitted December 20, 2023
CIK No. 0001921158

Dear Mr. Rohn, Mr. Krikorian, Mr. Derby and Mr. Austin:

Concurrently with the submission of this letter, BitFuFu Inc. (the “Company”) is publicly filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate the review by the staff (the “Staff”) of the Commission, we will separately provide the Staff a courtesy copy of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on November 13, 2023, including a copy marked to show the relevant changes responsive to the discussion with the Staff on November 30, 2023.

The Company plans to request that the Commission declare the Registration Statement effective as soon as the Staff completes the review to allow Arisz Acquisition Corp. to promptly call its shareholder meeting in January 2024 in connection with the transactions described in the Registration Statement. The Company greatly appreciates the Staff’s continuing assistance and support in meeting this timetable.

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Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP